April 30, 2026

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

Re:	Alpha Tau Medical Ltd.
Registration Statement on Form F-3
Filed April 27, 2026
Registration No. 333-295359

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on May 1, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Alpha Tau Medical Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Kaj P. Nielsen of Latham & Watkins LLP, counsel to the Company, at (212) 906-1769, or in his absence, Nathan Ajiashvili at (212) 906-2916, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Alpha Tau Medical Ltd.

By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

cc:	Nathan Ajiashvili
Kaj P. Nielsen